Troy M. Calkins Partner 312-569-1150 Direct 312-569-3150 Fax troy.calkins@dbr.com

September 17, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:  David L. Orlic
                    Special Counsel
                    Office of Mergers & Acquisitions

Re:	Live Current Media Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on September 10, 2010
File No. 0000-29929

Ladies and Gentlemen:

This letter sets forth the response of Live Current Media Inc. (the “Company”) to the comments on the above-referenced filing provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated September 14, 2010.

The staff’s comment is restated below in bold type and is followed by the Company’s response.

General

1.           Please clearly mark your proxy statement and form of proxy as “Preliminary Copies.”  See Rule 14a-6(e)(1) of Regulation 14A.

We have revised the proxy statement and form of proxy to clearly mark each as “Preliminary Proxies” in accordance with Rule 14a-6(e)(1).

2.           Your proxy statement proposes to elect five directors to the board, even though your bylaws provide for seven directors and Mr. Jeffs is proposing seven nominees.  Please advise, and modify your disclosure as appropriate to address the mechanics of voting and election under these circumstances.

Securities and Exchange Commission
September 17, 2010

We have revised the proxy statement to include additional disclosure on page 4 with respect to the mechanics of the election in light of the number of vacancies, the number of candidates nominated by the Board of Directors and the number of candidates nominated by Mr. Jeffs.

Voting and Proxy, page 1

3.           In an appropriate location in your document, please provide a background discussion of the contacts you have had with Mr. Jeffs during the time period leading up to the current solicitation.  You should describe in sufficient detail the specifics of any discussions between the parties.

We have revised the proxy statement to add a subsection on page 4 under Proposal 1 – Election of Directors captioned “Background and Material Contacts with David Jeffs” in which we have added disclosure with respect to material contacts between members of the Company’s management and Board of Directors, on the one hand, and Mr. Jeffs, on the other hand, during the period leading up to the solicitation of proxies with respect to the upcoming Annual Meeting.

4.           Please explain why you are recommending that security holders vote for your nominees instead of Mr. Jeffs’s nominees.

We have revised the proxy statement to add a subsection on page 8 under Proposal 1 – Election of Directors captioned “Board Recommendation” discussing of the reasons the Board of Directors is recommending that security holders vote for the Board’s nominees instead of Mr. Jeffs’s nominees.

5.           We note that you amended your bylaws as of September 1, 2010.  Please advise, with a view towards disclosure in your proxy statement, whether this action was taken in any respect in response to contacts with Mr. Jeffs.  We note, for example, the changes you made to the provisions regarding indemnification of directors, but our inquiry is not restricted to those elements of the amendments.

We have revised the proxy statement to add a subsection on page 8 under Corporate Governance captioned “Recent Amendments to Bylaws” discussing the recent amendment and restatement of the Company’s Bylaws, including the extent to which this action was taken in response to the events discussed in Proposal 1 – Election of Directors – Background and Material Contacts with David Jeffs.

Revocability of Proxy and Voting of Shares, page 1

6.           You state that shares will be voted in accordance with the judgment of the proxy holders as to any other matter that may be properly brought before the meeting or any adjournments thereof.  Please advise how this accords with Rule 14a-4(c).  Similar language appears on page 22 and in your form of proxy.

Securities and Exchange Commission
September 17, 2010

We have revised the proxy statement to better align the discussion under Revocability of Proxy and Voting of Shares beginning on page 1 regarding the ability of proxy holders to vote on other matters that may be brought before the Annual Meeting with the terms of Rule 14a-4(c).  We have made similar changes on page 24 and on the form of proxy.

Record Date, Voting Rights and Outstanding Shares, page 2

7.           Please disclose why broker non-votes will have no effect on the outcome of the vote on proposals other than the election of directors, given that your disclosure indicates that broker non-votes will not be counted as votes in favor of such matters.  See Item 21(b) of Schedule 14A.

We have revised the proxy statement to clarify the disclosure on page 2 with respect to the effect of broker non-votes on matters other than the election of directors.

Solicitation, page 2

8.           You state that you may employ a variety methods to solicit proxies.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

We hereby confirm, on behalf of the Company, that the Company understands that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A in accordance with Rule 14a-6(b) and (c).

Proposal 1 – Election of Directors, page 3

9.           You state that the proxy will be voted for the election of substitute nominees, in the event that your nominees are not available for election.  This does not appear to be consistent with the standard set forth in Rule 14a-4(c)(5).  Please revise your disclosure, or advise.

We have revised the proxy statement to conform the discussion on page 4 of the ability of proxy holders to vote for substitute nominees with the terms of Rule 14a-4(c)(5).

Employment Agreements, page 17

10.           Please revise the disclosure relating to Mr. Hampson to quantify the change of control payment that would be due if Mr. Jeffs’s nominees were elected to the board.  Similarly, quantify for each of your executive officers any payments due in the event Mr. Jeffs’s nominees are elected, whether the payment is a change of control amount or otherwise.

Securities and Exchange Commission
September 17, 2010

We have revised the proxy statement to expand the disclosure regarding Mr. Hampson’s employment agreement to add on page 20 a quantification of the payments that would be due to Mr. Hampson if Mr. Jeffs’s nominees were elected to the Board.  We have also revised the proxy statement to include disclosure on page 21 that the election of Mr. Jeffs’s nominees to the Board would not constitute a change of control under Mr. Morrison’s employment agreement and would not entitle Mr. Morrison to receive severance payments.

Appendix A

11.           We note your statement that the persons identified on Appendix A “may be deemed” participants in the solicitation.  Please revise to remove this ambiguity, or advise.  The persons identified in this section appear to be participants in accordance with Instruction 3 to Item 4 of Schedule 14A.

We have revised Appendix A to the proxy statement to state that the persons identified in Appendix A are deemed to be participants in the solicitation, in accordance with applicable SEC rules.

Form of Proxy

12.           Please advise as to why Mr. Morrison does not appear on your form of proxy.

We have revised the form of proxy to include Mr. Morrison, who was inadvertently omitted from the form of proxy as originally filed.

*           *           *           *           *
In connection with this response, on behalf of the Company we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
September 17, 2010

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company intends to mail its proxy materials to shareholders on September 22 or 23.  Any questions or comments regarding this filing should be directed to the undersigned by phone at (312) 569-1150, by fax at (312) 569-3150 or by e-mail at troy.calkins@dbr.com.

Very truly yours, /s/ Troy M. Calkins Troy M. Calkins

cc:    C. Geoffrey Hampson